Exhibit 99.1

Tuniu Receives Approval to Transfer to Nasdaq Capital Market and Extension of Minimum Bid Price Compliance Period

NANJING, CHINA, November 21, 2025 – Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced that on November 20, 2025, the Listing Qualifications department of the Nasdaq Stock Market LLC (“Nasdaq”) approved the Company’s request to transfer the listing of the Company’s American Depositary Shares (“ADSs”), each representing three Class A ordinary shares of the Company, from the Nasdaq Global Market to the Nasdaq Capital Market. The transfer is expected to take effect at the opening of business on November 24, 2025. The transfer of the listing of the Company’s ADSs to the Nasdaq Capital Market is not expected to have any impact on trading in the ADSs. The Company’s ADSs will continue to trade uninterruptedly under the symbol “TOUR”. The Nasdaq Capital Market operates in substantially the same manner as the Nasdaq Global Market, and companies on the Nasdaq Capital Market must meet certain financial and corporate governance requirements to qualify for continued listing.

As previously disclosed, on May 19, 2025, the Company received a letter from Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5450(a)(1), as the closing bid price of the ADSs had been below US$1.00 per ADS for the previous 30 consecutive business days. The Company was given a period of 180 calendar days, or until November 17, 2025, to regain compliance with the minimum bid price requirement. In response, the Company submitted an application to transfer the listing of its ADSs from the Nasdaq Global Market to the Nasdaq Capital Market.

In connection with the transfer to the Nasdaq Capital Market, Nasdaq granted the Company a second period of 180 calendar days, or until May 18, 2026, to regain compliance with the minimum bid price requirement for continued listing. To regain compliance, the closing bid price of the Company’s ADSs must meet or exceed US$1.00 per ADS for a minimum of 10 consecutive business days on or prior to May 18, 2026. Nasdaq’s determination to grant the additional 180-day compliance period was in part based on the Company meeting the continued listing requirements of the Nasdaq Capital Market with the exception of the bid price requirement, and the Company having provided written notice of its intention to cure the deficiency during the additional compliance period, including effecting a reverse stock split or a change of the ratio of its ADSs to its Class A ordinary shares, if necessary.

The Company intends to continue actively monitoring the bid price and consider available options to regain compliance with the minimum bid price requirement.

About Tuniu Corporation

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; Tuniu’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; government policies and regulations relating to Tuniu’s structure, business and industry; the impact of health epidemics on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com